COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: Mosquito Steve, Inc.

DOCUMENT NUMBER: P20000034926

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Temple H. Drummond
Name of Contact Person

Drummond Wehle Yonge LLP
Firm/ Company

6987 East Fowler Avenue
Address

Tampa, Florida 33617
City/ State and Zip Code

temple@dwyfirm.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Temple H. Drummond at (813) 983-8000
Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303


Articles of Amendment
to
Articles of Incorporation
of


Mosquito Steve, Inc.
_____

(**Name of Corporation as currently filed with the Florida Dept. of State**)


P20000034926
_____

(Document Number of Corporation (if known)


Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_____*The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. Enter new principal office address, if applicable: _____
(Principal office address MUST BE A STREET ADDRESS)

                                                                _____

                                                                _____

C. Enter new mailing address, if applicable:
   (Mailing address MAY BE A POST OFFICE BOX)   _____

                                                                _____

                                                                _____

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

   Name of New Registered Agent   _____

                                    _____
*(Florida street address)*

   New Registered Office Address: _____, Florida_____
*(City)*   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

                    _____
*Signature of New Registered Agent, if changing*

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)
Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.
Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
2) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
3) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
4) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
5) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____
6) ____ Change	_____	_____	_____
____ Add			_____
____ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).   *(Be specific)*

Article IV

Capital Stock

The Corporation is authorized to issue 5,000,000 shares of one dollar par value common stock, which shall be designated as

Common Stock.

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(*if not applicable, indicate N/A*)

The date of each amendment(s) adoption: _____ , if other than the date this document was signed.

Effective date if applicable: _____

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   **(CHECK ONE)**

☒ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by _____."

(voting group)

Dated   6/16/2020

Signature   *Temple H. Drummond*

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Temple H. Drummond

_____
(Typed or printed name of person signing)

Incorporator

_____
(Title of person signing)



THE BANK OF TAMPA
POST OFFICE BOX ONE
TAMPA, FLORIDA 33601-0001

4550

63-868/631
2

CHECK ARMOR
FRAUD PROTECTION

DRUMMOND WEHLE YONGE LLP
OPERATING ACCOUNT
6987 EAST FOWLER AVE
TAMPA, FL 33617

6/16/2020

PAY TO THE
ORDER OF_____ Florida Department of State

$ **35.00

Thirty-Five and 00/100** DOLLARS

Florida Department of State

MEMO

AUTHORIZED SIGNATURE



⑈004550⑈ ⑆063108680⑆ 11123745⑈

DRUMMOND WEHLE YONGE LLP   OPERATING ACCOUNT   4550

  Florida Department of State   6/16/2020

                    amended articles   35.00

  Operating Account - B   35.00

DRUMMOND WEHLE YONGE LLP   OPERATING ACCOUNT   4550

  Florida Department of State   6/16/2020
                    amended articles   35.00

  Operating Account - B   35.00